SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                ----------------

                                   Schedule TO

            Tender offer statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                            Prime Group Realty Trust

                       (Name of Subject Company (issuer))

                                   Cadim Inc.


                      (Names of Filing Persons (offerors))

         Common Shares of Beneficial Interest, Par Value $.01 Per Share


                                   74158J 10 3
                                 (CUSIP Number)

                                   Gwen Klees
                              Senior Legal Counsel
                                   Cadim Inc.
                        800, Square Victoria, Bureau 4400
                                Case postale 118
                            Montreal, Quebec H4Z 1B7
                                 (514) 875-3360

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                     Edward J. Schneidman and John R. Sagan
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                          Chicago, Illinois 60603-3441
                                 (312) 782-0600

                            CALCULATION OF FILING FEE

================================================================================
          Transaction Valuation                        Amount of Filing Fee
--------------------------------------------------------------------------------
              Not Applicable                               Not Applicable
--------------------------------------------------------------------------------




[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:     N/A         Filing Party:           N/A
       Form or Registration No.:   N/A         Date Filed:             N/A


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]  third-party tender offer subject        [ ]  going-private transaction
        to Rule 14d-1.                               subject to Rule 13e-3.
   [ ]  issuer tender offer subject to Rule     [ ]  amendment to Schedule 13D
        13e-4.                                       under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 12. Exhibits

Exhibit No.                  Description
-----------                  ------------

99.1        Amended and Restated Memorandum of Understanding, dated August
            30, 2001, by and among Cadim inc., Michael W. Reschke, The Prime Group, Inc., Primestone Investment Partners L.P., Prime
            Group VI, L.P., Prime Group Limited Partnership and PG/Primestone, L.L.C.
99.2 Amended and Restated Support and Standstill Agreement, dated August 30, 2001, by and among Cadim inc., The Prime Group, Inc., Prime Group VI, L.P., Primestone Investment Partners L.P., Prime Group Limited Partnership, PG/Primestone LLC and Michael Reschke
99.3 Support and Standstill Agreement, dated August 30, 2001, by and among Cadim inc., The Prime Group, Inc., Prime Group VI, L.P., Prime Group Realty Trust and Prime Group Realty, L.P.